COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

04024832

22 April 2004

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released today.

Yours faithfully

pp

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

22 April 2004

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

ANNUAL GENERAL MEETING

In accordance with ASX Listing Rule 3.13.2 Coca-Cola Amatil Limited (CCA) announces that the following resolutions were passed by shareholders at its Annual General Meeting today:

1. **Resolution 1: Accounts**

   As an ordinary resolution, the accounts for the year ended 31 December 2003 and the reports of the Directors and Auditors were received.

2. **Resolution 2: Election of Directors**

   As ordinary resolutions, Ms J.R. Broadbent and Mr H.A. Schimberg were re-elected as Directors and Mr G.J. Kelly was elected as a Director.

3. **Resolution 3: Participation of Executive Directors in the Long Term Incentive Share Plan**

   As an ordinary resolution:

   "That the Directors be permitted to invite Mr T.J. Davis to participate in the Coca-Cola Amatil Limited Long Term Incentive Share Plan by offering him rights to acquire up to 274,750 fully paid ordinary shares in Company in the manner set out in the Explanatory Notes to this Notice of Meeting".

Proxies

In accordance with s251AA of the Corporations Act, CCA advises that all resolutions were passed on a show of hands and proxy votes were received as follows:

Resolution	For	Against	Abstain	Open
1.	454,322,060	52,911	4,703,957	13,672,480
2. (J. Broadbent)	457,617,611	294,893	1,505,071	13,693,980
2. (H. Schimberg)	454,727,179	2,565,585	2,106,875	13,711,756
2. (G. Kelly)	458,663,880	184,345	548,444	13,710,249
3.	435,526,453	21,018,888	3,068,041	13,196,262

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
By electronic lodgement

COCA-COLA AMATIL REAFFIRMS FULL YEAR NET PROFIT OUTLOOK AT ANNUAL GENERAL MEETING

Sydney, 22 April 2004: Coca-Cola Amatil (CCA) advises that the attached addresses were made at its Annual General Meeting today by the Chairman, Mr David Gonski, and the Managing Director, Mr Terry Davis.

Mr Davis reviewed the 2003 performance and gave an update on current operating conditions, with CCA recording a strong trading performance in the first quarter of 2004, despite some pricing pressure in the supermarket channel in both Australia and South Korea. He reported that CCA's first half 2004 net profit is expected to grow by 10% to 15% versus the prior comparable period.

At this early stage of the year and in line with previous guidance, CCA believes that the three-year annual earnings target (established in December 2001) of 10% to 15% net profit growth remains achievable for the full year 2004.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Peter Steel	+61 2 9259 6553
Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

MR DAVID GONSKI, CHAIRMAN

to

ANNUAL GENERAL MEETING OF

COCA-COLA AMATIL LTD

22 APRIL 2004

CITY RECITAL HALL, SYDNEY, AUSTRALIA

* Please check on delivery

(Camera Shot)

Ladies and gentlemen, good morning...I am pleased in the Company's one-hundredth year to welcome you to Coca-Cola Amatil Limited's Annual General Meeting.

A quorum is present and I declare the meeting open.

Board of Directors

Before I start the formal proceedings, I would like to introduce my fellow directors. *[each director to acknowledge as his or her name is called]*

(Slide – Henry Schimberg)

On my far left is Henry Schimberg, one of the two nominees of The Coca-Cola Company on the Board. Having had a 41-year career in the soft drink industry prior to joining the CCA Board four years ago, Henry brings invaluable experience in the non-alcoholic ready-to-drink beverage market, internationally, to the Board.

(Slide – Wal King)

On Henry' right is Wal King. Wal has worked in the construction industry for over 35 years and since 1987 has been Chief Executive Officer of Leighton Holdings. He brings to the Board a wealth of knowledge and business acumen as a world class manager and he also has enormous experience in doing business in Asia where Leighton has substantial operations.

Next is our company secretary, David Wylie.

(Slide – Terry Davis)

On my right is Terry Davis our Managing Director. Now in his third year at CCA, Terry has displayed great vision and strong leadership skills and your Board has enormous confidence that you will continue to see operating improvements under his leadership.

(Slide – Jillian Broadbent)

On Terry's right is Jillian Broadbent. She has a long and successful background in the banking industry and brings excellent experience in finance and risk management to the Board. Jillian is Chairman of our Audit, Risk & Compliance Committee.

(Slide – Mel Ward)

On Jillian's right is Mel Ward. Mel was the Managing Director of Telecom Australia, at the time, one of Australia's largest businesses, before retiring in 1992 to become a Company Director. Mel, who has had a successful 42-year career in business, is Chairman of our Compensation Committee.

(Camera Shot)

Recently, James Chestnut, a director nominated by The Coca-Cola Company announced his resignation from The Coca-Cola Company and accordingly from our board. We wish James the very best in his retirement and thank him for all the help and assistance he has provided over many years.

(Slide – Geoff Kelly)

Seated at the far end of the table is Mr Geoff Kelly, who offers himself today for election to the Board as a nominee of The Coca-Cola Company. We are pleased that with his extensive knowledge and experience of both CCA and the Coca-Cola system, he is again offering his service to the Board. Mr Kelly, who is currently Chief Deputy General Counsel for The Coca-Cola Company,

- previously served on CCA's Board between 1996 and 2001,
- is an Australian citizen,
- and has 34 years of experience within The Coca Cola Company, much of it in the Asia-Pacific region.

(Camera Shot)

Also, Mike Ihlein, CCA's long-standing Chief Financial Officer, has resigned from CCA to take up the position of Chief Financial Officer of Brambles Industries Limited. Mike worked for CCA for more than 26 years and, in all he did, brought enormous energy, diligence and integrity. We wish Mike well in his new role and thank him for the excellent service he gave over a long period to CCA.

(Slide – David Gonski)

As your Chairman for the last three years I have sought to represent the interests of all shareholders and have modified many of our practices, particularly in corporate governance. My background is that of solicitor turned corporate adviser.

2003 Results

(Camera Shot)

On 8 April 2004 CCA celebrated its 100th year anniversary and 2004 also represents the 40th year of our involvement in the Coca-Cola System. As we celebrate these milestones, the Board continues to be pleased with the progress being made in delivering on our commitment to increase shareholder returns.

(Slide – Financial Highlights for 2003)

Coca-Cola Amatil's 2003 full year net profit, before significant items, of $238.8 million grew by 16.2% over last year and return on capital employed increased by 1.4 percentage points to 10.2 percent.

After significant items, which arose from the settlement of a long running dispute with the Australian Taxation Office, CCA reported a net profit of $194.2 million, a 7.3% decline over 2002. The dispute with the Australian Taxation Office related to the June 1998 demerger of the European operations and this settlement now concludes all Australian Taxation Office investigations into the demerger.

(Camera Shot)

In 2003, CCA again delivered an outstanding result and Terry Davis, his management team and CCA's 16,000 employees continue to position the Company for sustainable growth.

The 2003 results represent CCA's third consecutive year of double-digit earnings growth, and reflect its focus on:

- profitable revenue generation with strong customer service improvements,
- delivering cost savings,
- and better capital management,
- supported by a strengthening of our relationship with The Coca-Cola Company.

(Slide – Operational Highlights for 2003)

In Australia, the business not including the Neverfail Springwater acquisition delivered outstanding Earnings Before Interest and Tax, growth of 15.9% and achieved a record margin of 19.9%. This result was primarily due to:

- increased revenue from key outlet refurbishment programs,
- continued product and package innovation,
- and lower input costs from the strengthening Australian dollar.

Neverfail has performed in line with our expectations since its acquisition in July 2003 and for the six months to December 2003 generated approximately $10 million of earnings before interest and tax.

Oceania grew earnings before interest and tax by more than 30%, led by an outstanding contribution from New Zealand. This region continues to outperform in all areas with excellent volume, revenue and earnings before interest and tax growth.

South Korea recorded an earnings before interest and tax of $14.2 million in 2003 as the impact of a weak economy, poor consumer confidence and a fixed cost base significantly impacted performance in this market. Terry Davis in his address will detail our actions to improve the operating performance of this business.

Indonesia's earnings before interest and tax of $22.1 million was marginally ahead of 2002 as an improved second half result offset the generally difficult operating environment of 2003.

(Camera Shot)

CCA's continued earnings growth and strong free cash flow generation has led in 2003 to the Board again increasing dividends ahead of earnings growth. Dividends have now almost doubled since 2000, rising from 12 cents per share in that year to 23 cents in 2003. We are also pleased to have increased the franking on the final 2003 dividend from 50% to 75%.

Whilst strong earnings growth and free cash flow continue it is our intention to increase dividends in line with, if not ahead of earnings growth.

Corporate Governance

Corporate Governance continues to be a topic of much interest to shareholders, regulators and other stakeholders.

You may have noticed a substantial increase in CCA's level of disclosure of its governance practices both in the Annual Report and on our web site. This increased disclosure reflects your Board's commitment to aim for best practice in corporate governance and business conduct...including fulfilling the recommendations of the ASX Corporate Governance Council's "Principles of good corporate governance and best practice recommendations".

(Slide – Corporate Governance)

Reflecting our commitment and to strengthen CCA's practices, the Board amended a number of policies and procedures during 2003. These included:

- Adoption of a formal statement of matters for which the Board is responsible.
- Formation of a Nominations Committee, comprising the Independent Directors, to review the Board composition and ensure that the Board can fulfil its responsibilities to all shareholders.
- Adoption of a Remuneration Committee charter and a formal remuneration policy.
- Certification by the Managing Director and Chief Financial Officer to support the full year statutory accounts.
- Modification of the membership of the Remuneration Committee to include a majority of Independent Directors.
- And the elimination of ongoing Director's retirement benefits, other than statutory superannuation.

(Camera Shot)

I can assure shareholders that CCA's governance practices are regularly reviewed and updated to ensure that best practice is adopted and all legal requirements are met.

The Coca-Cola Company Relationship

In June 2003, we held a Board meeting in Atlanta, United States...the headquarters of The Coca-Cola Company. During the two-days of meetings the Independent Directors had a number of discussions with senior TCCC management. I am pleased to report that in addition to discussing current issues and concerns, we had a constructive and valuable dialogue on the future interactions between the two companies. These discussions were reflective of the increased flexibility, dialogue and understanding that has been built between The Coca-Cola Company and CCA in the past few years.

Further, your Company has adopted appropriate corporate governance practices to protect all shareholders. These include, prior to each full Board meeting, a review of all material transactions between CCA and The Coca Cola Company by the Independent Directors through the Related Party Committee.

I believe that today the relationship with The Coca-Cola Company has produced a greater level of understanding of our goals and objectives and we are both focused on improving returns for all shareholders.

Community

Turning now to our involvement in each of the communities in which we operate.

(Slide - Community)

In each of our 6 countries, CCA is a local business tied to the local community through employees, customers, consumers, neighbours and governments. We support local economies through:

- providing direct employment;
- providing superior beverages that assist customers in growing their business;
- wherever practical, purchasing materials and services from local companies;
- and participating as a socially responsible member of that economy.

(Camera Shot)

CCA is committed to understanding and minimising any adverse environmental impacts of our activities, while continuing to meet our consumer's and customer's

quality and service expectations, and to providing a safe working environment for our employees.

CCA has a strong record on environmental responsibility and we continue to engage with governments and community groups on broader environmental issues. Our performance has been publicly recognised during the year by government and environmental organisations.

For example, the RepuTex group ranked CCA 11th out of the top 100 Australian companies based on environmental performance measures. The assessment is undertaken for RepuTex by independent groups such as Greenpeace, the Wilderness Society and government regulators.

Your company is committed to continue to improve its environmental performance.

One issue of continuing interest to some shareholders has been what consumers do with containers after they have finished drinking.

We believe that consumers should be given greater opportunity to recycle those containers.

Following the enormous success of the at-home recycling, we have identified the extension of public place recycling as the next area of focus to increase the number of recycled containers. Working with local government and other industry players, our objective is to ensure there is an appropriate recycling bin available at all major public places in Australia within the next 5 years.

This short video explains the importance of our public-place recycling initiative.

[STOP FOR VIDEO]

COCA-COLA AMATIL

Director - Henry Schimberg



Henry A Schimberg *
Non-Executive Director - Age 71.
Joined Board - February 2000
Member of Compensation Committee.
Background: 41-year career in the soft drink industry (ex-President and Chief Executive Officer of Coca-Cola Enterprises).

* Nominee of The Coca-Cola Company

Director - Wal King



Wal M King, AM
Non-Executive Director - Age 59.
Joined Board - February 2002
Member of Nominations Committee and Related Party Committee.
Background: Chief Executive Officer of Leighton Holdings Ltd, with over 35 years in the construction industry and extensive experience in Asia.

Director - Terry Davis



Terry J Davis
Managing Director - Age 46.
Appointed Managing Director - November 2001
Member of Compensation Committee.
Background: Joined CCA in November 2001 after 14 years in the global wine industry (ex-Managing Director of Beringer Blass).

Director - Jillian Broadbent



Jillian R Broadbent, AO
Non-Executive Director - Age 55.
Joined Board - February 1999
Chairman of Audit, Risk & Compliance Committee, member of Remuneration Committee, Nominations Committee and Related Party Committee.
Background: International banking (Bankers Trust Australia) - risk management and derivatives.

COCA-COLA AMATIL

Director - Mel Ward



Mel K Ward, AO
Non-Executive Director - Age 62.
Joined Board - February 1999
Chairman of Compensation Committee, member of Audit, Risk & Compliance Committee, Nominations Committee and Related Party Committee. **Background**: Company Director after retiring as Managing Director of Telecom Australia.

COCA-COLA AMATIL

Director - Geoff Kelly



Geoff Kelly *
Non-Executive Director - Age 59.

Background: Chief Deputy General Counsel of The Coca-Cola Company with more than 34 years experience in international soft drink markets.

* Nominee of The Coca-Cola Company

Director - David Gonski



David M Gonski, AO
Chairman - Age 50.
Joined Board - October 1997
Chairman of Related Party Committee and Nominations Committee and member of Compensation Committee.
Background: Solicitor for 10 years & Corporate Adviser in the firm of Wentworth Associates, now part of the Investec group.

2003 - Third Consecutive Year of Double-Digit Earnings Growth

	2003 $M	2002 $M	Change
Net Profit, pre significant items	**238.8**	**205.5**	**+16.2%**
Significant Items	(44.6)	4.0	
Net Profit	194.2	209.5	-7.3%
EPS, pre significant items	**34.3c**	**29.8c**	**+15.1%**
EPS	27.9c	30.4c	-8.2%
Return on Capital Employed	**10.2%**	**8.8%**	**+1.4pts**
Free Cash Flow	**260.1**	318.5	
Final Dividend, per share	13.0c	10.5c	+23.8%
Franking (final dividend)	75%	50%	
Total Dividend, per share	**23.0c**	**18.5c**	**+24.3%**

Strong Group Performance

CCA Group
EBIT $470m (up 11.4%)
EBIT margin 14.0% (up 1.7 points)

Australia (excl. Neverfail) outstanding EBIT growth of 15.9%

Neverfail $10m EBIT (approx.) for 6mths to Dec 2003

Oceania excellent EBIT growth of 30.4%, led by NZ

South Korea $14.2m EBIT, dramatically lower consumer spending

Indonesia small EBIT improvement of 3.3%

Increased Governance Practices Disclosure

Strengthening of Practices in 2003, included:

- Adoption of Board responsibilities statement
- Formation of Nominations Committee
- Adoption of Remuneration Committee charter and Remuneration Policy
- Certification of Full Year Statutory Accounts
- Modification of Remuneration Committee membership
- Elimination of ongoing Director's retirement benefits

CCA...a local business

- **Direct Employment**
- **Growing Our Customer's Business**



- **Local Purchasing and Manufacture**

Environment Video

COCA-COLA AMATIL

COCA-COLA AMATIL

Resolution 1 – Accounts

Proxies have been received in respect of this resolution as follows:

FOR	*454,322,060*
UNDIRECTED	*13,672,480*
AGAINST	*52,911*
ABSTAIN	*4,703,957*

Director - Jillian Broadbent



Jillian R Broadbent, AO
Non-Executive Director - Age 55.
Joined Board - February 1999
Chairman of Audit, Risk & Compliance Committee, member of Remuneration Committee, Nominations Committee and Related Party Committee.
Background: International banking (Bankers Trust Australia) - risk management and derivatives.

Resolution 2 - Jillian Broadbent

Proxies have been received in respect of this resolution as follows:

FOR	*457,617,611*
UNDIRECTED	*13,693,980*
AGAINST	*294,893*
ABSTAIN	*1,505,071*

COCA-COLA AMATIL

Director - Jillian Broadbent



Jillian R Broadbent, AO
Non-Executive Director - Age 55.
Joined Board - February 1999
Chairman of Audit, Risk & Compliance Committee, member of Remuneration Committee, Nominations Committee and Related Party Committee.
Background: International banking (Bankers Trust Australia) - risk management and derivatives.

COCA-COLA AMATIL

Director - Henry Schimberg



Henry A Schimberg *
Non-Executive Director - Age 71.
Joined Board - February 2000
Member of Compensation Committee.
Background: 41-year career in the soft drink industry (ex-President and Chief Executive Officer of Coca-Cola Enterprises).

* Nominee of The Coca-Cola Company

Resolution 2 - Henry Schrimberg

Proxies have been received in respect of this resolution as follows:

FOR	*454,727,179*
UNDIRECTED	*13,711,756*
AGAINST	*2,565,585*
ABSTAIN	*2,106,875*

Director - Henry Schimberg



Henry A Schimberg *

Non-Executive Director - Age 71.
Joined Board - February 2000
Member of Compensation Committee.
Background: 41-year career in the soft drink industry (ex-President and Chief Executive Officer of Coca-Cola Enterprises).

* Nominee of The Coca-Cola Company

Director - Geoff Kelly



Geoff Kelly *

Non-Executive Director - Age 59.

Background: Chief Deputy General Counsel of The Coca-Cola Company with more than 34 years experience in international soft drink markets.

* Nominee of The Coca-Cola Company

Resolution 2 - Geoff Kelly

Proxies have been received in respect of this resolution as follows:

FOR	*458,663,880*
UNDIRECTED	*13,710,249*
AGAINST	*184,345*
ABSTAIN	*548,444*

Director - Geoff Kelly



Geoff Kelly *
Non-Executive Director - Age 59.

Background: Chief Deputy General Counsel of The Coca-Cola Company with more than 34 years experience in international soft drink markets.

* Nominee of The Coca-Cola Company

Resolution 3 – Participation of Executive Director in LTISP

Proxies have been received in respect of this resolution as follows:

FOR	*435,526,453*
UNDIRECTED	*13,196,262*
AGAINST	*21,018,888*
ABSTAIN	*3,068,041*

COCA-COLA AMATIL

COCA-COLA AMATIL

MR TERRY DAVIS, MANAGING DIRECTOR

to

ANNUAL GENERAL MEETING OF

COCA-COLA AMATIL LTD

22 April 2004

CITY RECITAL HALL, SYDNEY, AUSTRALIA

*** Please check on delivery**

(Camera Shot)

Thank you Chairman and good morning fellow shareholders.

Before I begin my formal remarks, let me add that I am especially pleased that CCA's move to new recyclable packaging for our multi-pack cans has resulted in a saving of 5,000 tonnes of virgin fibre a year - that's the equivalent of saving 65,000 trees a year. We remain committed to retaining our leadership position of implementing packaging and product solutions, which minimise environmental waste.

(Pause)

In my address to you last year, I detailed that our goal was to make Coca-Cola Amatil the pre-eminent beverage company in Australia.

To achieve this goal I stated that CCA had to become the supplier of choice for not only carbonated but also non-carbonated beverages.

(Slide – Broader Based Beverage Co)

I can report that we have made great progress in 2003. Non-carbonated sales have tripled in less than three years and our non-carbonated brands now account for some 17% of CCA's volume.

This strategy has also clearly delivered not only an improved operating performance but it has also strengthened our customer relationships.

Since the Year 2000, Coca-Cola Amatil's net profit has grown by a compound annual growth rate of 17%, making us the best performing beverage company in Australia and well up in the top performers of major Australian publicly listed companies for that period.

(Slide – FY 2003 Results)

Turning to the 2003 results.

In 2003 we continued to deliver on our commitment to materially increase shareholder returns.

- We delivered our third consecutive year of double-digit earnings growth.
- EBIT margin was up 1.7 percentage points to 14%.
- Net profit, before significant items, was up 16.2% to $238.8 million.
- Earnings per share was up 15.1% to 34.3 cents.
- Return on capital employed was up by a record 1.4 percentage points to 10.2%.
- And as a result of all the above improvements, we were able to increase dividends per share by 24.3% to 23 cents.

As mentioned in the chairman's report, CCA recorded a $44.6 million significant item (after tax) by settling a long standing tax dispute with the ATO in 2003. This resulted in a small decline in reported net profit to $194.2 million.

(Slide - Free Cash Flow)

The $260.1 million of free cash flow was also another highlight in 2003. This is the fourth consecutive year of strong free cash flow, and the Company has now generated over one billion dollars in free cash since 2000.

(Camera Shot)

Now, turning to the individual business performances.

There is no doubt that Australia and Oceania had another stand out year in 2003. Both these countries have been re-energised over the last two years by the higher level of innovation in our sales and marketing programs and have delivered a combination of strong EBIT growth and improved EBIT margins. This step change in performance is a direct result of our staff, at all levels of the

organisation, accepting greater accountability for the need to consistently deliver higher levels of performance.

(Slide – Australia 2003)

The Australian business reported a $61 million increase in EBIT to $377.7 million...an exceptional growth of 19.1%. The business also delivered a record EBIT margin of 20.1%....2.3 percentage points higher than the prior year. The result represents very strong growth in the core business, as well as the benefit of the Neverfail acquisition.

This result is even more impressive given the cycling of the very successful 2002 launch of Vanilla Coke and some erratic price competition in supermarkets in 2003.

(Camera Shot)

The 2003 Australian result is also testimony to CCA's improved revenue management strategies......including the substantial increase in the placement of cold drink equipment, which has delivered very strong profit growth through the increased sales of immediate consumption packages.

Now a progress report on the Neverfail acquisition which was completed in July last year.

(Slide – Neverfail)

The integration of Neverfail into CCA has progressed according to plan. The relocation of their corporate office and call centre into one facility at St Leonards is now complete. We have also made key management appointments in marketing, IT, database and management roles.

(Camera Shot)

Neverfail's first quarter 2004 trading has been strong and customer numbers are up 8% since September last year. A 5 litre retail pack is now available and the

general retail roll out of Neverfail commenced this month. We have high expectations of being able to expand Neverfail's customer base in 2004 and beyond.

(Slide – Oceania 2003)

Our second major profit contributor is Oceania and its EBIT grew by 30.4%, with revenue increasing by almost 22% and a 1.1 percentage point increase in EBIT margin. This result was principally due to the outstanding New Zealand performance, which was achieved through the increase in immediate consumption packages and continued improvement in our market presence. New Zealand delivered revenue growth in both the supermarket and immediate consumption channels. Core brand sales increased by some 9.5% and further benefits were gained from the Rio Beverages acquisition.

(Camera Shot)

Now to South Korea.

Unfortunately, the 2003 trading conditions in this market were very difficult, with a weak economy and dramatically reduced levels of consumer spending. The recession in 2003, combined with high levels of household debt, impacted all parts of the South Korean economy and led to a decline in overall beverage consumption.

The total carbonated soft drink market declined in 2003 with the majority of the decline coming from the lower frequency of consumption. Although there was some shift to non-carbonated drinks, predominantly water and less than 100% juice drinks.

(Slide - South Korea 2003)

These conditions resulted in much lower volumes and combined with a high fixed cost base dramatically impacted CCA's returns, with 2003 full year EBIT at $14.2 million and full year EBIT margins fell to 2.3%.

(Slide – SK Consumer Confidence)

As you can see from the chart on the screen in the last six months consumer confidence has been variable. I can report that our South Korean first quarter 2004 trading, by volume and profit, was well ahead of last year. But with the important summer selling period to come it is still too early to call whether there will be a material recovery in the South Korean business in 2004.

(Slide – SK Improving the Fundamentals)

In South Korea the first half 2004 focus will be on regaining volume momentum, particularly in our core Coke brand. Marketing spend has been redeployed to higher growth channels. We have already introduced greater levels of package differentiation between the supermarket and convenience and leisure channels. We have also made a number of senior management changes in South Korea to strengthen the sales and marketing team.

(Camera Shot)

As a result of these and other actions, we expect the full year 2004 EBIT to be a marked improvement on 2003. Breaking this down, we expect the first half earnings will be ahead of the second half of 2003. However, EBIT, in Australian dollars, will be impacted as a result of the 15% devaluation of the Korean Won versus the Australian dollar over the second half of 2003.

Turning to our final country of review, being Indonesia. In the last quarter of 2003, we started to see some positive demand impact from a more stable currency, the decline in inflation and the lowering of official interest rates.

(Slide – Indo 2003)

The marginal improvement in operating conditions led to the full year EBIT increasing by 3.3% to $22.1 million.

The improved second half EBIT margin of 8% reflected the leverage of higher volume, raw material savings, a slightly stronger Rupiah and a 3% headcount reduction.

(Camera Shot)
Frestea has continued to be a success in Indonesia and our ability to grow the Frestea brand to a 10% market share, against an entrenched competitor, is an encouraging sign. Frestea now represents approximately 8% of Indonesia's total revenue.

However, we expect business confidence and consumer demand to remain variable during this election year in Indonesia.

Now to strategy development in 2004 and beyond.
Given our market leadership position, our core objective centres around how we profitably grow per capita consumption in each of our markets.

I would like to share with you some learnings that supports our position.

(Slide – NARTD…Per Capita)
The lead non-alcoholic beverage markets in the world, in per capita terms, have focused heavily on three areas, these being

- product innovation,
- increasing availability, and
- outlet development.

(Slide – NARTD…a Growth Market)
These three areas are therefore at the heart of strategy development. Of the two litres of fluid that we need to drink each day, currently CCA sell just 10% of this requirement.

So whilst competition is always an issue, our success will be measured by how we grow this 10% share of throat by increasing the overall consumption of non-alcoholic ready-to-drink beverages. This increased share of throat focus has already been rewarded, as our Australian business has captured 70% of the 380 million additional 8oz drinks that have been consumed every year since 1999.

(Slide – Greater Investment in RGA)

This three pronged strategy has already delivered a significant increase in cold drink sales in the higher profit channels.

In 2003, we placed some 15,000 new coolers in Australia, New Zealand and South Korea. This represented almost 40% of our capital spend. We shall continue the cold drink equipment expansion throughout 2004 and 2005 to drive immediate consumption growth.

(Camera Shot)

To meet the challenge to grow overall consumption, we have also had to materially change the way we approach customer development in each of our markets.

The new national call centre in Australia has radically changed and improved the way we manage our customer relationships. As a result, the sales force who previously spent up to 40% of their time in physically taking orders can now focus on increasing sales per outlet, improving our customer's profitability and driving new outlet expansion.

To support this customer development, our technology focus has also had to radically change. We shall increase our spend on technology innovation from its current 5% of IT costs to more than 25% over the next two years.

(Slide – Technology Innovation)

Our first major technology initiative is an automated warehouse pilot in Victoria that will be fully operational this month. Once this technology initiative is rolled out to other key locations, it will add more than $30 million per annum to earnings.

Along with bolt-on acquisitions in the non alcoholic ready to drink area, we see this and other vertical integration initiatives in equipment service and distribution as the main areas of capital allocation for the next two to three years.

(Camera Shot)
The following video will give you further insights into how we are managing our customer relationships to deliver on our objective of becoming the beverage supplier of choice.

(Video – see script)

(Camera Shot)
I hope the video gave you some insight into how we manage our customer relationship. Turning to the next key growth driver for CCA...being bottled water.

(Slide – Water Consumption)
Australia's per capita bottled water consumption is growing rapidly, however it still remains only a quarter of the main European countries and only half that of the US. Over the last year we have been very successful in growing our water business with water sales up by 290 million of 8oz serves on 2002.

(Slide – Water)

As a Company with the top three water brands we see great opportunity in this area and shall be shortly launching a premium Australian lightly carbonated mineral water under our flagship brand Mt. Franklin.

In 2003, CCA's share of the bottled water market in Australia more than doubled from 15% to nearly 35% and we are continuing to see double digit growth rates. The import replacement opportunity is significant as it is unfortunate that Australians are often only offered an Italian or French mineral water at many of the better cafés and restaurants.

I certainly don't believe that imported water is a better quality or that it tastes better...and as we have seen with many other consumer goods, such as wine, cheese and salmon, to name a few, Australians would much prefer to buy the higher quality, fresher tasting, local products.

Reflecting our confidence in the Australian water segment we will expand our bottled water production capacity by 50% by the end of 2004, to meet the expected increase in demand for the next few years.

Turning to the opportunities for our juice business.

(Slide – NZ Juice)
The development of our New Zealand Keri juice brand over the last year has exceeded our expectations. The strong growth has come from flavour improvement, package innovation and strong key account volume growth. Juice now represents 12% of our New Zealand volume. And Keri is now the number two juice brand in New Zealand.

(Camera Shot)
However, CCA has a small share of the over $1 billion ready-to-drink juice segment in Australia. This segment has had its share of problems over the years in product quality and innovation, so we expect that the New Zealand experiences will be beneficial in growing our share. This will be either through the acquisition of smaller regional brands or the development of a new brand.

In respect of our people development.

The pace of change we have undertaken across our business has required a strengthening of the senior management team at CCA.

In the last two years, eight key management positions have been replaced and in each case the moves have resulted in substantial operating performance improvements.

We shall continue to improve our management bench strength throughout 2004, in order to continue to improve the skill set and depth of experience of our management team.

Now turning to the current trading outlook.

(Slide – 2004 FY Outlook)

We have recorded a strong trading performance in the first quarter of 2004. We believe that, despite some pricing pressure in the supermarket channels in both Australia and Korea, we can achieve 10% to 15% net profit growth for the first half of 2004.

As previously announced, we continue to expect an additional $10 million for the full year 2004 from reduced cost of goods as a result of the strong Australian dollar.

So at this early stage of the year, our guidance for full year earnings of 10% to 15% net profit growth remains unchanged.

In conclusion.

(Slide – CCA Strong Earnings Upside)

In 2003, CCA reported its third consecutive year of double-digit earnings growth and 2004 has started ahead of our expectations. More importantly, today we see

our business as only having 10% share of the 730 litres of fluids that consumers need each year.

By changing our mindset and redefining our business, Coca-Cola Amatil's goal is to grow that 10% share...and, in the process, become a broader based beverage company.

(Camera Shot)
This redefining of the opportunity has fundamentally changed the operating culture of the business.

So whilst volume growth will always be a key business driver, the objective first and foremost, is to improve returns to shareholders. We know we can achieve this by growing consumption of our leading brands backed by developing a world class selling and service organisation. This approach is now deeply embedded in the decision making process of the Company.

Our ability to increase the 2002 and 2003 dividends by 30% and 24%, respectively, is testimony to that focus. As the Chairman has already advised, we expect that while CCA's balance sheet and free cash flow remains strong we will continue to increase dividends at least in line with earnings growth.

We also recognize that we still have some way to go...but a step change has already occurred in our operating performance and the outlook is certainly encouraging.

Thank you. I will now hand back to the Chairman.

COCA-COLA AMATIL

A broader based Beverage Company... great progress


2000
Today
5%
95%
Non-carbonated soft drinks
17%
Carbonated soft drinks
83%

2003 - Third Consecutive Year of Double-Digit Earnings Growth

	2003 $M	2002 $M	Change
EBIT, pre significant items	470.0	421.9	+11.4%
EBIT margin	*14.0%*	*12.3%*	*+1.7pts*
Net Profit, pre significant items	238.8	205.5	+16.2%
EPS, pre significant items	34.3c	29.8c	+15.1%
Return on Capital Employed	10.2%	8.8%	+1.4pts
Free Cash Flow	260.1	318.5	
Final Dividend, per share	13.0c	10.5c	+23.8%
Franking (final dividend)	75%	50%	
Total Dividend, per share	23.0c	18.5c	+24.3%

Over $1 billion Free Cash Flow since 2000

Cumulative Free Cash Flow


1000
900
800
700
600
500
400
300
200
100
0
$1.131bn
149.2
180.4
222.4
318.5
260.1
2000
2001
2002
2003

Note: Ongoing Business Only
$222.4m in 2002 relates to net cash benefit from significant items

Full Year 2003

Capex/revenue: 4.8% (↑ 2.0 pts)

Gearing: 54.1% (↑ 8.1 pts)

EBIT interest cover: 4.1 times (↑ 0.9 times)

Australia – Outstanding EBIT Growth & Record Margin

	2003	2002	Change
Revenue from sales of beverages ($m)	**1,882.9**	1,776.8	6.0%
Revenue per unit case	$6.25	$6.22	0.5%
Revenue per unit case (excluding Neverfail)	$6.32	$6.22	1.6%
Sales Volume (million unit cases)	301.2	285.8	5.4%
EBIT, before significant items*($m)	**377.7**	317.0	19.1%
EBIT Margin, before significant items	**20.1%**	17.8%	2.3pts
EBIT* ($m)	**377.7**	312.2	21.0%
Capital Expenditure to Revenue	**5.2%**	1.7%	

** Significant items of $4.8 million loss related to redundancy costs and gain on sale of PET manufacturing operations recorded in 2002*

Neverfail - Progressing to Plan

2003 (6mths since July acquisition):
EBIT of approx. $10 million (EBIT margin 31.9%)

- Move to St Leonards now completed
- Key management appointments made
- Launch of 5lt Neverfail retail pack
- General retail rollout commencing in April 2004


Neverfail


PNG
Fiji
New Zealand

Oceania – Excellent EBIT Growth & Record Margin

	2003	2002	Change
Revenue from sales of beverages ($m)	**484.3**	397.4	21.9%
Revenue per unit case	$6.11	$5.70	7.2%
Sales Volume (million unit cases)	79.2	69.7	13.6%
EBIT, before significant items*($m)	**82.3**	63.1	30.4%
EBIT Margin, before significant items	**17.0%**	15.9%	1.1pts
EBIT* ($m)	**82.3**	63.3	30.0%
Capital Expenditure to Revenue	**5.6%**	3.7%	

** Significant item of $0.2 million gain related to the sale of the PET manufacturing operations in New Zealand recorded in 2002.*



South Korea – Dramatically Lower Consumer Spending

	2003	2002	Change
Revenue from sales of beverages ($m)	**612.5**	837.5	(26.9)%
Revenue per unit case	$5.03	$5.82	(13.6)%
Sales Volume (million unit cases)	121.7	143.9	(15.4)%
EBIT, before significant items*($m)	**14.2**	62.0	(77.1)%
EBIT Margin, before significant items	**2.3%**	7.4%	(5.1)pts
EBIT* ($m)	**14.2**	72.4	(80.4)%
Capital Expenditure to Revenue	**3.9%**	1.6%	

** Significant items of net $10.4 million gain relating to gain on sale of surplus properties, loss from translation effect on non profitable assets and redundancy costs recorded in 2002.*

South Korean Consumer Confidence Variable


120
110
100
90
80
Index
Optimistic
Pessimistic
Consumer Confidence
Sep 01
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04

Data source : Korea National Statistical Office

South Korea - Improving the Fundamentals

Disposable consumer spending significantly lower in 2003

- CSD market declined due to lower frequency of consumption and some shifting to non-CSD's
- Strengthened CCA's senior management
- Addressing Coke brand health and low daily drinker base with redeployment of marketing spend
- Increasing package differentiation between channels



Indonesia – Small EBIT Increase, Improved Operating Conditions

	2003	2002	Change
Revenue from sales of beverages ($m)	**377.4**	420.9	(10.3)%
Revenue per unit case	$3.87	$4.05	(4.4)%
Sales Volume (million unit cases)	97.6	103.9	(6.1)%
EBIT($m)	**22.1**	21.4	3.3%
EBIT Margin	**5.9%**	5.1%	0.8pts
Capital Expenditure to Revenue	**3.3%**	8.8%	

Profitably Growing Per Capita Consumption

Per Capita Consumption - Non-Alcoholic Ready-To-Drink


200 litres
130 litres
80 litres
15 litres
Mexico
US
Australia
New Zealand
Japan
Philippines
South Korea
Indonesia

NARTD...a Growth Market



730 litres of fluid needs to be consumed each year

Australia

Non-Alcoholic Ready-to-Drink (NARTD) market has grown by an additional 380 million 8oz drinks, each year since 1999

CCA has captured 70% of that growth

CCA Group sells just 10% of this requirement, principally carbonated soft drinks

Greater Investment in Revenue Generating Assets

Australia's immediate consumption (per capita) is 40% below US levels

Substantial increase in new coolers is driving immediate consumption growth

- Currently – 75,000 coolers in market
- 2003 - 10,000 new coolers
- 2004 - 15,000 new coolers



Technology to drive Customer Relationships

Move to 25% of IT spend on innovation to improve customer service:

- National Contact Centre - step change in customer management
- Automated Warehousing - Victoria fully operational in Quarter 1 2004





COCA-COLA AMATIL

Customer Video

COCA-COLA AMATIL

CCA's Water Markets are Still Under Developed



m Litres
Annual bottled water consumption per capita
Average
Italy
France
Belgium
Spain
Germany
Switzerland
Portugal
United States
Greece
Thailand
Canada
Australia
Argentina
Brazil
United Kingdom
Philippines
Japan
New Zealand
China
South Africa
Vietnam

SOURCE: Perrier Vittel S.A, Candean

Water - share increased from 15% to 35%





Mount Franklin ~
New packages





pump

pump ~
750ml, 1L



Neverfail

Neverfail ~
600ml, 5L, 11L
and 15L



Peats Ridge
~ 4L, 6L and 10L

more points of engagement...more shelf space...improved layout...larger package range

Strong growth to continue

New Zealand Juice Success now 12% of NZ volume

- Broadened product range
- Launched into premium segment
- Growth from key foodstore accounts
- Improved merchandising in cold drink
- Integration savings and quality upgrade



Coca-Cola

2004 Full Year Outlook

No change to annual targets for 2002 to 2004:

- 10% to 15% net profit growth
- 12% to 15% EPS growth
- 1pt to 1.5pts ROCE growth

10% to 15% net profit growth achievable in 2004

CCA's - Strong Earnings Upside

2003 was third year of double-digit earnings growth

- CCA provides just 10% of 730 litres of fluid needed per year
- A broader based Beverage Company with mix of non-CSD's tripled
- Access to future earnings upside in Indonesian and South Korean markets
- Outstanding momentum in Australia and New Zealand

COCA-COLA AMATIL